UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Second Quarter 2017 Results of International Game Technology PLC;
Term Loan Facility Agreement and Conformed Amended Multicurrency Revolving Credit Facilities Agreement

On August 1, 2017, International Game Technology PLC (the “Company”) reported results for the second quarter and six months ended June 30, 2017.

On August 1, 2017, the Company announced that its Board of Directors declared an interim cash dividend of $0.20 per share on its ordinary shares. The dividend is payable on August 24, 2017 to holders of record as of the close of business on August 11, 2017.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

As previously reported on July 26, 2017, the Company recently entered into a new term loan and amended its multicurrency revolving credit facilities. The term loan is repayable in annual installments of €320 million commencing in 2020 with a final installment of €540 million in 2023 and will bear a variable interest rate based on certain credit ratings. The agreements for the new term loan facility and amended multicurrency revolving credit facilities are attached as exhibits hereto.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports Second Quarter 2017 Results,” dated August 1, 2017

99.2	Presentation “2017 Second Quarter Results ended June 30, 2017,” dated August 1, 2017

99.3	Senior Facility Agreement, dated July 25, 2017, for the €1.5 billion term loan facility

99.4	Conformed Senior Facilities Agreement, dated November 4, 2014, as amended April 2, 2015, July 26, 2016 and July 31, 2017 for the $1.2 billion and €725 million multicurrency revolving credit facilities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2017	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports Second Quarter 2017 Results,” dated August 1, 2017

99.2	Presentation “2017 Second Quarter Results ended June 30, 2017,” dated August 1, 2017

99.3	Senior Facility Agreement, dated July 25, 2017, for the €1.5 billion term loan facility

99.4	Conformed Senior Facilities Agreement, dated November 4, 2014, as amended April 2, 2015, July 26, 2016 and July 31, 2017 for the $1.2 billion and €725 million multicurrency revolving credit facilities